As filed with the Securities and Exchange Commission on January 17, 1997
                                                      Registration No. 333-14931


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3


                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                             THE PANDA PROJECT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 FLORIDA                                     65-0323354
     -------------------------------                      -------------------
     (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)


                                 901 YAMATO ROAD
                            BOCA RATON, FLORIDA 33431
                                 (561) 994-2300
          -------------------------------------------------------------
          (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
             AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                                 C. DARYL HOLLIS
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             THE PANDA PROJECT, INC.
                                 901 YAMATO ROAD
                            BOCA RATON, FLORIDA 33431
                                 (561) 994-2300
            ---------------------------------------------------------
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     As soon as practicable after this Registration Statement becomes effective.

            If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than in connection with dividend or interest reinvestment plans, check the following box. [ X ]


              THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 17, 1997



PROSPECTUS
                                2,927,849 SHARES

                             THE PANDA PROJECT, INC.

                                  COMMON STOCK

            All of the shares of common stock, par value $.01 per share ("Common Stock"), of The Panda Project, Inc. (the "Company") offered hereby (the "Shares") are being sold by certain securityholders of the Company (the "Selling Securityholders"). See "Selling Securityholders." The Company will not receive any of the proceeds from the sale of the Shares by the Selling Securityholders.


            The Selling Securityholders have advised the Company that they propose to sell the Shares from time to time in the over-the-counter market, in ordinary brokerage transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution." The Common Stock is traded on the Nasdaq National Market under the symbol "PNDA." On January 16, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $4.50 per share.

            The shares of Common Stock offered hereby represent approximately 24% of the total number of shares outstanding (including shares issuable upon exercise of outstanding warrants) at January 17, 1997. Sales of all or part of the Shares offered hereby could have a negative impact on the market price of the Common Stock and adversely affect the ability of the Company to raise capital through the sale of its equity securities. See "Risk Factors-- Negative Effect of Future Sales of Stock on Market Prices and Ability to Raise Capital" and "Plan of Distribution."


            The Company will pay all the expenses, estimated to be $60,000, in connection with this offering, other than selling expenses and underwriting discounts, if applicable.

            THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is January 17, 1997.

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

Available Information...................................................     3

Incorporation of Certain Documents
  by Reference..........................................................     4

Risk Factors............................................................     5

Recent Developments.....................................................    12

Use of Proceeds.........................................................    14

Selling Securityholders.................................................    14

Plan of Distribution....................................................    17

Experts.................................................................    18

                              AVAILABLE INFORMATION

            The Panda Project, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

            The Company has filed with the Commission a Registration Statement on Form S-3 with respect to the Shares (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Shares, reference is made to such Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. The Commission also makes electronic filings publicly available in the Internet within 24 hours of acceptance. The Commission's Internet address is http://www.sec.gov. The Commission's Web site also contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

            NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

            INFORMATION CONTAINED IN THE COMPANY'S WEB SITE SHALL NOT BE DEEMED TO BE PART OF THIS PROSPECTUS.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

            The following documents filed by the Company with the Commission are incorporated herein by reference:

            (1) The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996;

            (2)   The Company's Current Report on Form 8-K dated July 19, 1996;

            (3) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;

            (4) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996; and

            (5)   The Company's Registration Statement on Form 8-A filed
May 5, 1994, registering the Common Stock under Section 12(g) of the Exchange
Act.

            All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

            The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to The Panda Project, Inc., 901 Yamato Road, Boca Raton, Florida 33431, Attention: Chief Financial Officer, (561) 994-2300.

                                  RISK FACTORS

            IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. WITHOUT LIMITING THE FOREGOING, THE WORDS "BELIEVES," "ANTICIPATES," "PLANS," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

            1. LIMITED PRODUCT DEVELOPMENT AND OPERATING HISTORY. Although the Company has recently begun commercialization of certain products, other products and technologies are undergoing additional testing and certification which may ultimately lead to their commercialization. The Company's viability, profitability and growth will depend in part upon successful commercialization of these other products and technologies. There can be no assurance that these efforts will be successful or that any of the proposed additional products will be developed successfully. Further, the Company has a limited operating history upon which an evaluation of its prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a new business in the evolving electronics industry, which is characterized by an increasing number of market entrants and intense competition, as well as those encountered in the shift from development to commercialization of new products based on innovative technologies.

            2. LIMITED REVENUES; HISTORY OF SIGNIFICANT LOSSES; ACCUMULATED DEFICIT; ANTICIPATED FUTURE LOSSES. To date, the Company has generated limited revenues from the sale of its Archistrat 4s servers; the Company does not anticipate deriving larger revenues from operations until such time, if ever, that greater numbers of its Archistrat 4s servers and other computers (the "Archistrat Computers") are sold and its semiconductor packaging and connector products (the "Archistrat Technology Products") are fully developed and can be manufactured and licensed or successfully commercialized, as to which there can be no assurance. Further, of the $596,569 and $837,359 of revenues recognized in the quarter ended June 30, 1996 and September 30, 1996, respectively, $326,752 and $539,091 related to a barter transaction with a software developer wherein the Company accepted software licenses, consulting and training services, and services associated with the certification of the Company's 4s server to use the software developer's CAD program and porting the software onto the 4s product, in exchange for 53 of its Archistrat 4s servers. Management believes the amount of revenue recognized reflects the fair value of the licenses and other services received and approximated the normal selling price of the servers. Since inception (April 8, 1992), the Company has incurred significant net losses, including losses of $1,800,340, $6,931,346, $23,894,426 and $13,838,133 during the fiscal year ended March 31, 1994, the fiscal year ended March 31, 1995, the fiscal year ended March 31, 1996, and the six months ended September 30, 1996 respectively, resulting in an accumulated deficit of $46,879,933 as of September 30, 1996. In addition, the Company anticipates substantial losses to continue in the foreseeable future. Inasmuch as the Company will continue to have a high level of operating expenses and will be required to make significant expenditures in connection with its research and development and manufacturing and marketing activities (including salaries of executive, technical and research and development personnel), the Company anticipates that such losses will continue until such time, if ever, as the Company is able to generate sufficient revenues to support its operations. There can be no assurance that the Company will ever be able to generate sufficient revenues to achieve profitable operations.

            3. SIGNIFICANT CAPITAL REQUIREMENTS; POSSIBLE NEED FOR ADDITIONAL FINANCING. The Company's capital requirements in connection with its operations and development activities have been and may continue to be significant. The Company has been dependent primarily upon the proceeds of sales of its securities to fund its activities since inception. During the period from inception through September 30, 1996, the Company raised capital of approximately $58,000,000 (after deduction of underwriting discounts, commissions and other selling costs) through the sale of Common Stock and warrants, and from the exercise of warrants. Since June 1996, the Company has entered into five agreements to license its VSPA and Compass Connector technologies and began to receive revenues under one of these agreements during the quarter ending December 31, 1996. The Company anticipates receiving revenues under one or more of the other agreements by the end of the first quarter of the Company's fiscal year which begins on April 1, 1997. In addition, the Company has taken actions to significantly reduce its expenses in all areas including compensation and benefits, research and development and selling and administrative expenses. The Company anticipates, based on current plans and assumptions relating to its operations, including the planned reductions in expenses, that its working capital at September 30, 1996, as augmented by anticipated revenues, should be sufficient to satisfy the Company's anticipated cash requirements.

            In the event the Company's plans change or its assumptions prove to be inaccurate or the Company's working capital, as augmented by proceeds from any sales revenue prove to be insufficient to fund operations (due to unanticipated expenses, delays, problems, or otherwise), the Company would be required to seek additional financing. Furthermore, depending upon the Company's progress in the development of its products and technology and manufacturing capabilities, acceptance of its products and technology by third parties, and the state of the capital markets, the Company may also determine that it is advisable to raise additional equity capital, possibly within the next six months. In addition, in the event that the Company receives a larger than anticipated number of purchase orders for its Archistrat 4s servers or VSPA semiconductor package ("VSPA"), it may require resources substantially greater than it currently has or than are otherwise available to the Company, and the Company may be required to raise additional capital or engage third parties (as to which engagement there can be no assurance) to assist the Company in meeting such orders. The Company has no current arrangements with respect to, or sources of, additional financing, and there can be no assurance that additional financing will be available to the Company when needed on commercially reasonable terms or at all. The inability of the Company to obtain additional financing when needed would have a material adverse effect on the Company, including possibly requiring the Company to significantly curtail or cease its operations. To the extent that any future financing involves the sale of the Company's equity securities, the Company's then existing stockholders may be substantially diluted.

            4. UNCERTAINTY OF MARKET ACCEPTANCE. The products and technologies currently being sold or developed by the Company utilize newly developed designs. Although the Company believes that its existing and proposed technology and products represent significant advancements in semiconductor packaging and computer technology, demand for the Company's existing and proposed products is subject to a high degree of uncertainty, as is typical in the case of newly-developed products. Achieving marketing acceptance for the Company's technology and existing and proposed products will require substantial marketing efforts and expenditure of significant funds to educate key original equipment manufacturers ("OEMs") and value-added resellers ("VARs") and end users as to the distinctive characteristics and anticipated benefits of the Company's proposed products and technologies. Many OEMs and VARs manufacture and/or sell components and computers competitive with those being developed by the Company and have achieved significant market acceptance for their products. Accordingly, due to their commitment to their own products, such entities may be inhibited from doing business with the Company. In addition, many OEMs and VARs may be reluctant to use or sell the Company's proposed products and technologies until a sufficient number of other OEMs and VARs have already committed to do so. The Company currently has limited marketing experience and limited financial, personnel and other resources to undertake the extensive marketing activities that will be necessary to market its proposed products and technologies as their development is completed. The Company's ability to generate revenue from the sale of Archistrat Computers or the licensing or sale of Archistrat Technology Products and related technologies will be dependent upon, among other things, its ability to build an effective sales organization. There can be no assurance that the

Company will be able to formalize any marketing arrangements or that its marketing efforts will be successful.

            5. UNCERTAINTY OF PRODUCT AND TECHNOLOGY DEVELOPMENT; TECHNOLOGICAL FACTORS; DEPENDENCE ON THIRD-PARTY PRODUCT DESIGN CHANGES. Although the Company's Archistrat 4s server has been sold in limited quantities, the Company's other Archistrat Computer models and its Archistrat Technology Products remain in various stages of development. The Company's development efforts are subject to all of the risks inherent in the development of new products and technology (including unanticipated delays, expenses or technical or other problems, as well as the possible insufficiency of funding to complete development). The Company's success will depend in part upon its products and technology meeting acceptable cost and performance criteria, and upon their timely introduction into the marketplace. There can be no assurance that the Company's products and technology which have not yet been commercialized will ever be successfully developed, and even if developed, that they will satisfactorily perform the functions for which they are designed, that they will meet applicable price or performance objectives or that unanticipated technical or other problems will not occur which would result in increased costs or material delays in their development or commercialization. In addition, technology as complex as that which will be incorporated into the Company's proposed products may contain errors which become apparent subsequent to widespread commercial use. Remedying such errors could delay the Company's plans and cause it to incur additional costs which would have a material adverse effect on the Company. The Company's success will also be dependent upon the Company's ability to adapt its products to be compatible with the products of third-party manufacturers of computer products. In addition, the Company will be dependent on certain potential customers redesigning or otherwise modifying their products to fully utilize the Company's proposed products and technology. Although the Company believes that potential customers will undertake such modifications to take advantage of the anticipated performance advantages of the Company's proposed products, the costs of making such adaptations could prevent them from doing so on a timely basis, or at all. The failure of the Company to adapt its products and technology to be compatible with products of third-party manufacturers or the failure of potential customers to make necessary modifications or to redesign their products to accommodate the Company's products could have a material adverse effect on the Company's ability to sell or license its proposed products or technology.

            6. COMPETITION; TECHNOLOGICAL OBSOLESCENCE. The markets that the Company intends to enter are characterized by intense competition. The Company's Archistrat 4s computers compete with "midrange" systems (server and workstation systems having prices and performance characteristics between mainframe and desktop computers and typically utilizing a proprietary operating system), such as the Hewlett-Packard Net Server LS, Compaq 1500 and Compaq 4500. The related Archistrat 4b multimedia personal computer (which is designed to stand alone or be networked with the Archistrat 4s server computer) is expected, upon commercialization, to compete with personal computers, such as those produced by IBM, Apple Computer, Inc., Compaq Computer Corporation, Digital Equipment Corp., Hewlett-Packard Co., Gateway 2000, Inc. and Dell Computer Corp. The Company's Archistrat Technologies Division will compete with numerous manufacturers of semiconductor packages and connectors. All of these companies have substantially greater financial, technical, personnel and other resources than the Company and have established reputations for success in the development, licensing, sale and servicing of their products and technology. Certain of these competitors dominate their industries and have the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for semiconductor packages, related technologies and/or computers. In addition, certain companies may be developing technologies or products of which the Company is unaware, which may be functionally similar, or superior, to some or all of those being developed by the Company. The markets for the technology and products being developed by the Company are characterized by rapid changes and evolving industry standards often resulting in product obsolescence or short product life cycles. Accordingly, the ability of the Company to compete will depend on its ability to complete development and introduce to the marketplace in a timely and cost-competitive manner additional products and technology, to continually enhance and improve its existing and proposed products and technology, to adapt its proposed products to be compatible with specific products manufactured by others, and to successfully develop and market new products and technology. There can be no assurance that the Company will be able to compete successfully, that its competitors or future competitors will not develop technologies or products that render the Company's proposed products and technology obsolete or less marketable or that the Company will be able to successfully enhance its proposed products or technology or adapt them satisfactorily.

            7. DEPENDENCE ON MANUFACTURERS AND SUPPLIERS; LACK OF MANUFACTURING EXPERIENCE AND CAPABILITY. The Company has developed the capability to manufacture VSPA as well as the Compass Connector products required for its Archistrat Computers and is currently assembling the Compass Connector in limited quantities in its own facility. The Company has also entered into an agreement with Sun Precision Works, Pvt. Ltd. for the production of the male connector component of the Compass Connector. Although the Company's supply of this component is currently adequate to meet its needs, no assurance can be given that such supplier can produce such component in sufficient quantities in the future, or that the Company will be able to develop an alternative source of supply within its projected development schedules, or at all. The Company expects that significant commercialization of the Archistrat Technology Products will require it to enter into direct licensing arrangements, joint ventures or strategic alliances with respect to the manufacture of certain of its Archistrat Technology Products. If the Company is unsuccessful in developing such manufacturing capabilities or in licensing certain products and technology being developed by its Archistrat Technologies Division or in developing relationships with manufacturers and suppliers, its lack of manufacturing capabilities could limit its ability to otherwise commercialize such products.

            The Company anticipates that it will be dependent on third parties for the manufacture and/or assembly of printed circuit boards, frame, exterior, base fabrication and other subassemblies, as well as for the supply of various of the components, incorporated into the Archistrat servers, and for performing the final assembly configuration, certain quality control testing and delivery of such servers. Although the Company's agreement with Group Technologies Corporation to manufacture and assemble the Company's Archistrat 4s servers has expired, the Company has identified certain other potential manufacturers and suppliers for its subassembly and component needs, however, the Company has not yet entered into any additional manufacturing or supply arrangements. The Company believes it will be able to negotiate satisfactory manufacturing and supply contracts; however, the failure to do so could have a material adverse effect on the Company. Even if the Company were able to enter into suitable manufacturing arrangements for necessary subassemblies, there can be no assurance that such manufacturers will dedicate sufficient production capacity to satisfy the Company's requirements within scheduled delivery times or at all. In addition, the failure or delay by the Company's suppliers in fulfilling its anticipated component needs would adversely affect the Company's ability to develop and market its products and technology. While the Company believes that these components are available from multiple sources, the Company anticipates that it will obtain certain of them from a single or limited number of sources of supply. In the event that certain of such suppliers are unable or unwilling to provide the Company with components to be used in the Archistrat Computers on commercially reasonable terms, or at all, delays in securing alternative sources of supply could result in a material adverse effect on the Company's operations.

            At a future date, the Company may determine that the development of manufacturing capabilities with respect to the Archistrat Computers (and/or their subassemblies or components) is necessary or appropriate. To date, the Company has manufactured limited commercial quantities of the Archistrat 4s server configuration and the Archistrat 4s workstations. The Company does not have the staff or the facilities necessary to manufacture, assemble and/or configure its proposed computers internally in larger commercial quantities. The establishment of manufacturing and/or assembly capabilities may result in significant expense and is subject to numerous risks, including unanticipated technological problems and delays. The failure of the Company to successfully manufacture its Archistrat Computers would have a material adverse effect on the Company.

            8. DEPENDENCE ON KEY PERSONNEL. The success of the Company will be dependent on the continued personal efforts of Stanford W. Crane, Jr., its Chairman and Chief Executive Officer and the principal inventor of its proprietary products and technologies, and certain other key personnel. Although Mr. Crane has entered into a five-year employment agreement with the Company, the agreement provides that he may resign by giving six months' notice at any time. The loss of his services would have a material adverse effect on the Company. The Company has obtained key-man insurance on Mr. Crane's life in the amount of $2,000,000. The success of the Company also is dependent upon its ability to hire and retain additional qualified executive, scientific, production and marketing personnel. Although the Company has been able to hire qualified personnel since its initial public offering in May 1994, there can be no assurance that the Company will be able to hire additional qualified personnel or retain such necessary personnel.


            9. PATENTS AND PROPRIETARY INFORMATION. The Company's success will depend on its ability to obtain patents, protect trade secrets, and operate without infringing on the proprietary rights of others. The Company has pending a total of 17 United States patent applications and 30 foreign patent applications with respect to its VSPA, Compass PGA and Well Tech PCB designs and Archistrat Computer designs and in connection with the use of the Compass Connector in its Compass PGA semiconductor packages and the Archistrat Computers. In addition, the Company has obtained an aggregate of seven United States design and utility patents and an aggregate of 33 foreign utility and design patents and registrations with respect to Compass PGA and the Archistrat Computers in several countries, including the Republic of China (Taiwan), Germany, the United Kingdom, Ireland and France. The Company also intends to file patent applications in several other foreign jurisdictions to secure protection in those jurisdictions in accordance with the Patent Cooperation Treaty and the Paris Convention for the Protection of Industrial Property (which allows such filings to relate back to the original filing date in the United States). To the extent possible, the Company also intends to file patent applications with respect to products and technology that it may develop in the future.


            There can be no assurance that any of the Company's patent applications will ultimately result in an issued patent. Moreover, the patent laws of other countries may differ from those of the United States as to the patentability of the Company's products or technology, and the degree of protection afforded by foreign patents may be different from that in the United States. The failure by the Company to obtain patents for which applications are currently pending could have a material adverse effect on the Company's ability to commercialize successfully its proposed technology and products. Even if the Company is able to obtain such patents, there can be no assurance that any such patents will afford the Company commercially significant protection for its technology or products. In addition, other companies may independently develop equivalent or superior technologies or products and may obtain patent or similar rights with respect to them. Although the Company believes that its technology has been independently developed and that its technology does not infringe on the patents or violate the proprietary rights of others, there can be no assurance that any of the Company's technology or products, will not be determined to infringe upon the patents or proprietary rights of others, or that patents or proprietary rights of others will not have an adverse effect on the ability of the Company to do business. If the Company's technology or products were determined to infringe on the patents, trademarks or proprietary rights of others, the Company could, under certain circumstances, become liable for damages, which also could have a material adverse effect on the Company. Moreover, in the event that the Company's technology or proposed products were deemed to infringe upon the rights of others, the Company would be required to obtain licenses to utilize such technology. There can be no assurance that the Company would be able to obtain such licenses in a timely manner or on acceptable terms and conditions, and the failure to do so could have a material adverse effect on the Company. If the Company were unable to obtain such licenses, it could encounter significant delays in product market introductions while it attempted to design around the infringed upon patents or rights, or could find the development, manufacture or sale of products requiring such licenses to be foreclosed. In addition, patent disputes are common in the computer industry and there can be no assurance that the Company will have the financial resources to enforce or defend a patent infringement or proprietary rights action.

            The Company also relies on trade secrets and proprietary know-how and employs various methods, including confidentiality and nondisclosure arrangements with its employees, consultants and others involved with the Company's product and technological development efforts, to protect the concepts, ideas and documentation relating to its proprietary technologies. There can be no assurance that these arrangements will provide meaningful protection to the Company or that other companies will not acquire information which the Company considers to be proprietary. Moreover, there can be no assurance that other companies have not or will not independently develop know-how comparable to or superior to that of the Company.

            10. DEPENDENCE ON THE CRANE-PANDA LICENSING AGREEMENT; POTENTIAL CONFLICTS OF INTEREST. Pursuant to a license agreement entered into in January 1996 between the Company and Mr. Crane (the "Crane-Panda License"), Mr. Crane has granted the Company the nonexclusive right to utilize the Compass Connector, a key component in the commercialization of the Company's Archistrat Computers and the development and commercialization of Compass PGA. The Crane-Panda License was executed in connection with the conversion to a nonexclusive license of the 3M License described below and supersedes an earlier license agreement between Mr. Crane and the Company relating to the Compass Connector. Under the Crane-Panda License, the Company is required to pay Mr. Crane a royalty on any sales of Compass Connectors as discrete parts in the amount of 5% of the net sales price for the first five years of the term of the agreement, 2.5% of the net sales price for the next five years of the term of the agreement and 2% of the net sales price thereafter, provided that no royalty is payable until aggregate net sales of the Compass Connector as discrete parts exceed $100,000. The royalty rate will be reduced after the fifth anniversary of the agreement if no patent remains in effect with respect to the Compass Connector. No royalty is payable on sales of the Compass Connector as incorporated in the Archistrat Computers or other computer system or assembly. The Company may grant sublicenses under the Crane-Panda License, but only for the use of products as incorporated in the Archistrat Computers or other computer system or assembly. To date, there have been no sales requiring the payment of royalties to Mr. Crane under the Crane-Panda License. The Crane-Panda License obligates the Company to maintain proprietary information relating to the Compass Connector on a confidential basis, notify Mr. Crane of any evidence of infringement with respect to the Compass Connector and related technology, and cooperate with Mr. Crane to contest any such infringement. In the event that the Company becomes bankrupt or insolvent or defaults in any of its material obligations under the Crane-Panda License and fails to cure any such defaults within specified cure periods, Mr. Crane may terminate the Crane-Panda License. The Company is substantially dependent upon the Crane-Panda License. The termination of the agreement under any circumstances would have a material adverse effect on the Company. There can be no assurance that conflicts of interest will not arise with respect to the Crane-Panda License or that such conflicts will be resolved in a manner favorable to the Company. In addition, Mr. Crane retains ownership of the Compass Connector technology, and has the right to grant licenses to or otherwise transfer rights to the Compass Connector technology to third parties.

            In September 1992, Mr. Crane granted an exclusive license (the "3M License") to Minnesota Mining and Manufacturing Co. ("3M") to develop, manufacture, use and sell the Compass Connector other than as part of a computer system. In February 1996, Mr. Crane and 3M agreed to convert the 3M License to a nonexclusive license. The 3M License provides in certain circumstances for the payment of a royalty to Mr. Crane. As of the date of this Prospectus, Mr. Crane had received no such payments.

            11. SUBSTANTIAL CONTROL BY MANAGEMENT. As of the date of this Prospectus, officers and directors of the Company own of record and beneficially approximately 39.5% of the issued and outstanding shares of Common Stock and are thus able to exert substantial influence over the policies and affairs of the Company.

            12. RISKS RELATING TO POTENTIAL INTERNATIONAL OPERATIONS. Although the Company currently prices all of its international sales in U.S. dollars, future sales or licensing of its products or technologies outside the U.S., may be subject to the risks associated with fluctuations in currency exchange rates. The Company may also be subject to other risks associated with international operations, including tariff regulations and requirements for export licenses, particularly with respect to the export of certain technologies (which licenses may on occasion be delayed or difficult to obtain), unexpected changes in regulatory requirements, longer accounts receivable requirements, difficulties in managing international operations, potentially adverse tax consequences, economic and political instability, restrictions on repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. In addition, the laws of certain countries do not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales or licenses and, consequently, on the Company's business and operations as a whole.


            13. NEGATIVE EFFECT OF FUTURE SALES OF STOCK ON MARKET PRICE AND ABILITY TO RAISE CAPITAL. Future sales of substantial amounts of Common Stock, including the Shares offered hereby, or the perception that such sales could occur, could have a negative impact on the market price of the Common Stock and adversely affect the ability of the Company to raise capital through the sale of its equity securities. Virtually all of the outstanding Common Stock, including the Shares offered hereby, are freely tradeable in the public markets without restriction, subject in some cases to the volume limitations imposed by Rule 144 under the Securities Act. The Shares offered hereby represent approximately
24% of the total number of shares of Common Stock outstanding (including shares issuable upon exercise of outstanding warrants) at January 17, 1997. See "Plan of Distribution."

            14. ANTITAKEOVER STATUTES. Florida has enacted legislation that may deter or frustrate takeovers of the Company. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds, starting at 20%, will not possess any voting rights unless such voting rights are approved by a majority vote of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation or their affiliates.

            15. POSSIBLE LACK OF RESOURCES OF SELLING SECURITYHOLDERS. The Selling Securityholders may be deemed to be Underwriters pursuant to the Securities Act, and in that regard may become liable to the purchasers of the Common Stock offered hereby pursuant to the terms of the Securities Act if certain provisions of the Securities Act are not complied with by them. There can be no assurance that any of the Selling Securityholders have the financial resources to discharge any such liability.

            16. GENERAL. Because of factors discussed above and other factors, past financial performance should not be considered an indicator of future performance. Investors should not use historical trends to anticipate future results and should be aware that the trading price of the Company's Common Stock may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, general conditions in the semiconductor packaging and computer industries, changes in earnings estimates and recommendations by analysts and other events.

                               RECENT DEVELOPMENTS

            PRIVATE PLACEMENT. In July 1996, the Company completed a private placement of 1,087,833 shares of its Common Stock to accredited investors (the "Private Placement Financing") at a price of $9.00 per share, resulting in net proceeds to the Company (after payment of placement and advisory fees) of $9,193,713. In addition to the shares of Common Stock purchased by each investor in the Private Placement Financing, such investor received a warrant to purchase an equal number of shares of Common Stock at an exercise price of $11.00 per share. The warrants expire in July 2001 and are callable by the Company whenever the Company's Common Stock trades at a price of $26.00 per share or more for 30 consecutive trading days. In connection with the Private Placement Financing, the Company entered into a Registration Rights Agreement with the purchasers under which the purchasers are entitled to cause the Company to effect the registration under the Securities Act of the shares of Common Stock (including shares issuable upon exercise of warrants) acquired in the Private Placement Financing upon the terms and conditions set forth in the Agreement. Southeast Research Partners, Inc. served as placement agent for the Private Placement financing and received placement fees of $225,375 and J.P. Morgan Securities Inc. served as financial advisor in connection with the Private Placement Financing and received an advisory fee of $250,000. In addition, the Company issued to certain designees of Southeast Research Partners, Inc. warrants to purchase an aggregate of 52,183 shares of Common Stock at a purchase price of $10.80 per share. The warrants expire in July 2001 and are callable by the Company whenever the Company's Common Stock trades at a price of $26.00 per share or more for 30 consecutive trading days. See "Selling Securityholders."

            ANNUAL MEETING. The annual meeting of shareholders of the Company was held on August 16, 1996. At the annual meeting, the shareholders, among other actions (i) elected the following persons to serve as directors for the ensuing year: Stanford W. Crane, Jr., James T.A. Wooder, Robert C. Butler, Claud
L. Gingrich
and Rao R. Tummala; (ii) approved the Company's 1995 Employee Stock Incentive Plan; and (iii) approved an amendment to the Company's Amended and Restated Articles of Incorporation increasing the authorized number of shares of Common Stock of the Company from 20,000,000 shares to 50,000,000 shares.

            CHANGES IN MANAGEMENT. In November 1996, Mr. Butler resigned as a director of the Company and T. Scott Shamlin resigned as President of the Company's Technologies Division. The Company has not yet appointed a successor for Mr. Butler and Mr. Crane assumed Mr. Shamlin's responsibilities.


            LICENSE AND DEVELOPMENT AGREEMENTS. In August 1996, the Company and Stanford W. Crane, Jr., as licensors, entered into a License Agreement with Sun Precision Works, Pvt. Ltd. ("Sun"), as licensee, under which Sun was granted a non-exclusive license, for the term of the patents covered by the license agreement, with respect to the Compass Connector technology owned by Mr. Crane and certain enhanced Compass Connector technology owned by the Company. Under this agreement, Sun is required to pay a royalty on sales of products incorporating the licensed technology. The Company and Mr. Crane have agreed that such royalty payments shall be made fifty percent to the Company and fifty percent to Mr. Crane. Mr. Crane's liability under the agreement is limited to $250,000.


            In September 1996, the Company entered into a License Agreement with Pantronix Corporation ("Pantronix") under which Pantronix was granted the non-exclusive right to manufacture and market the Company's VSPA product. Unless otherwise terminated as provided in the agreement, the license shall continue in effect until the last to expire of the patents covered by the agreement. The Company is entitled to receive specified royalties on sales by Pantronix or its affiliates of products incorporating the licensed products.

            In October 1996, the Company and Mr. Crane, as licensors, entered into a License Agreement with LG Cable & Machinery Ltd. ("LG"), as licensee, under which LG was granted a license, for a term of ten years or until the expiration of the last to expire of the patents covered by the agreement, whichever is later, with respect to the Compass Connector technology owned by Mr. Crane and certain enhanced Compass Connector technology owned by the Company. The license granted to LG is non-exclusive except for certain limited exclusive manufacturing rights with respect to specified Asian countries. Under the agreement, LG is required to pay a license fee within 15 days after execution of the agreement and on each of the first four anniversaries of the agreement as well as specified royalties on sales by LG or its affiliates. The Company and Mr. Crane have agreed that such payments shall be made fifty percent to the Company and fifty percent to Mr. Crane.

            In October 1996, the Company entered into a cooperative development agreement with the Defense Advanced Research Projects Agency to develop the Company's VSPA electronics package whereby the government will contribute approximately $1.8 million to the project over a period of 12 months.


            In November 1996, the Company entered into a Reseller Agreement with Siemens Nixdorf Information Systems, Inc. ("Siemens") under which Siemens has agreed to purchase the Company's Archistrat workstations and other products for resale by Siemens. The Reseller Agreement has a term of 24 months, but is terminable by Siemens at any time after six months, upon 30 days written notice to the Company.


            STATUS OF VSPA DEVELOPMENT AND TESTING. The Company is continuing testing and qualification activities with respect to the VSPA semiconductor package. In August 1996 the Company announced that the VSPA package had successfully passed temperature and humidity tests conducted by Integrated Qualification Labs. In addition, the Company announced that JEDEC, the semiconductor engineering standardization body of the Electronic Industries Association, has voted to permit the Company to submit a proposed outline registration ballot as part of the package registration process. The Company anticipates that if the outline is accepted by JEDEC, it will be published as a "registered outline," although there can be no assurance this will occur.

            INVESTOR RELATIONS COUNSEL. In September 1996, the Company entered into an agreement with Mallory Factor Inc. ("MFI"), pursuant to which MFI will serve as the Company's investor relations counsel. The agreement provides for minimum monthly fees payable to MFI in the amount of $3,500 plus payment of expenses and has a term of one year. In connection with this agreement, the Company granted the principal of MFI, Mallory Factor, a warrant to purchase 400,000 shares of Common Stock of the Company at an exercise price of $8.00 per share. The warrant has a term of ten years and is exercisable (i) as to 100,000 shares at any time during the term of the warrant, and (ii) as to the remaining 300,000 shares, upon the attainment of certain milestones specified in the warrant. Mallory Factor has the right to cause the shares covered by the warrant to be registered under the Securities Act on the terms and conditions set forth in the warrant.

                                 USE OF PROCEEDS

            The Company will not receive any proceeds from the sale of the Shares by the Selling Securityholders.

                             SELLING SECURITYHOLDERS

            All of the shares of Common Stock of the Company offered hereby are being sold by the Selling Securityholders named below. The Company will receive none of the proceeds from the sale of shares offered hereby. Other than Stanford
W. Crane, Jr., Philippi Investments Ltd., Torbay Company and Travelers Group, none of the Selling Securityholders beneficially owns 5% or more of the Company's outstanding Common Stock.

            Of the 2,927,849 shares of Common Stock offered hereby, 1,087,833 currently outstanding shares of Common Stock were acquired by the Selling Securityholders from the Company in the Private Placement Financing and 1,087,833 shares of Common Stock are issuable upon the exercise of warrants acquired by the Selling Securityholders from the Company in the Private Placement Financing. Such shares of Common Stock and warrants were issued to 18 accredited investors, all of whom are identified as Selling Securityholders herein. The warrants have a term of five years, an exercise price of $11.00 per share and are callable in the event the Company's Common Stock has a closing market price of at least $26.00 per share for 30 consecutive days.

            The remaining 752,183 shares of Common Stock offered hereby are issuable upon the exercise of warrants held by (i) designees of Southeast Research Partners, Inc., which served as placement agent in the Private Placement Financing (the "SRP Warrants"), (ii) Mallory Factor, the principal of MFI (the "MFI Warrant"), and (iii) Whale Securities Co., L.P. ("Whale"), which was underwriter of the Company's initial public offering in May 1994 (the "Whale Warrant"). The SRP Warrants and the MFI Warrant are described above under "Recent Developments"). The Whale Warrant was issued pursuant to a Warrant Agreement executed in May 1994 (the "Warrant Agreement") and entitles Whale to purchase up to 200,000 shares of Common Stock at an exercise price of $6.75 per share and to purchase up to 100,000 additional warrants (the "Underlying Warrants") at an exercise price of $.135 per Underlying Warrant. Each Underlying Warrant is exercisable for the purchase of one share of Common Stock of the Company at an exercise price of $6.00 per share. The Whale Warrant is exercisable as to the 200,000 shares of Common Stock covered thereby during the three-year period commencing May 16, 1996. Each Underlying Warrant is exercisable until May 16, 1997. Whale has the right to cause the securities issued pursuant to the Warrant Agreement to be registered under the Securities Act on the terms and conditions set forth in the agreement.

            None of the above-described warrants to purchase Common Stock are offered hereby.

            To the best of the Company's knowledge, the following table sets forth certain information with respect to the Selling Securityholders as of September 30, 1996:

                              SHARES OWNED PRIOR                              SHARES                            SHARES OWNED
                                 TO OFFERING                              OFFERED HEREBY                      AFTER OFFERING(1)
                           --------------------------       ---------------------------------------          ---------------------
                                   WARRANT                                    WARRANT                              PERCENT
SELLING SECURITYHOLDERS    SHARES  SHARES(2)   TOTAL        SHARES(3)        SHARES(2)       TOTAL          SHARES       OF CLASS
-----------------------    ------  ---------   ------       ---------        ---------      -------         ------       --------
Ruegg Bank AG            15,000       15,000      30,000     15,000       15,000(4)      30,000                  0

AGF Growth Equity       201,522      147,174     348,696    120,000      120,000(4)     240,000            108,696         1.1%

Torbay Company          330,610      220,470     551,080    180,000      180,000(4)     360,000            191,080         1.9%

Franklin Street Trust
 Company(5)              76,500       75,000     151,500     75,000       75,000(4)     150,000              1,500

Spinnaker Technology
 Fund, LP                66,500       66,500     133,000     66,500       66,500(4)     133,000                  0

Lynn Factor(6)           89,500       30,000     119,500     30,000       30,000(4)      60,000             59,500

Robert Baron(7)          25,500       15,000      40,500     15,000       15,000(4)      30,000             10,500

James E. Lineberger      13,333       13,333      26,666     13,333       13,333(4)      26,666                  0

Frog Hollow Partners     10,000       10,000      20,000     10,000       10,000(4)      20,000                  0

Jerome E. Collins         5,000        5,000      10,000      5,000        5,000(4)      10,000                  0

Philippi Investments
 Ltd.(8)              1,145,533      371,022   1,516,555    200,000      200,000(4)     400,000          1,116,555        10.9%

C. Daryl Hollis           2,500        1,500       4,000      1,500        1,500(4)       3,000              1,000

Brant Investments
 Ltd                     86,940       70,000     156,940     70,000       70,000(4)     140,000             16,940

Davis U.S. Growth Fund   12,500       12,500      24,000     12,500       12,500(4)      25,000                  0

Stanford W.
 Crane, Jr. (9)       2,481,860        1,000   2,482,860      1,000        1,000(4)       2,000          2,480,860        24.7%

Robert T. McAleer         3,000        7,396      10,396      3,000        7,396(10)     10,396                  0

Peter R. McMullin         3,000       11,213      14,213      3,000       11,213(11)     14,213                  0

Travelers Group         267,000      267,000     534,000    267,000      267,000(4)     534,000                  0

Gayle Bolton                  0        1,964       1,964          0        1,964(12)      1,964                  0

Arnold Brief                  0          155         155          0          155(12)        155                  0

David A. Buchsbaum            0          146         146          0          146(12)        146                  0

Alexander Cotsalas            0          928         928          0          928(12)        928                  0

Phillip L. Dodge              0          618         618          0          618(12)        618                  0

Timothy L. Jones              0        1,082       1,082          0        1,082(12)      1,082                  0

Peter L. Larkworthy           0          927         927          0          927(12)        927                  0

Deborah J. Nash               0          310         310          0          310(12)        310                  0

H. Hickman Powell             0       10,974      10,974          0       10,974(12)     10,974                  0

Peter J. Quartararo, Jr       0          773         773          0          773(12)        773                  0

                              SHARES OWNED PRIOR                              SHARES                           SHARES OWNED
                                 TO OFFERING                              OFFERED HEREBY                    AFTER OFFERING(1)
                           --------------------------       ---------------------------------------         ---------------------
                                   WARRANT                                    WARRANT                              PERCENT
SELLING SECURITYHOLDERS    SHARES  SHARES(2)   TOTAL        SHARES(3)        SHARES(2)       TOTAL          SHARES       OF CLASS
-----------------------    ------  ---------   ------       ---------        ---------      -------         ------       --------
John J. Seaman              0           310       310            0          310(12)         310               0

Lawrence Talisman           0         5,000     5,000            0        5,000(12)       5,000               0

Jay M. Wasserman            0           464       464            0          464(12)         464               0

Robert Wasserman            0           155       155            0          155(12)         155               0

Josephthal, Lyon
  & Ross, Inc.              0        15,768    15,768            0       15,768(12)      15,768               0

Mallory Factor              0       400,000   400,000            0      400,000(13)     400,000               0

Whale Securities
  Co., L.P.(14)             0        87,213    87,213            0       87,213(15)      87,213               0

William G. Walters          0       175,011   175,011            0      175,011(15)     175,011               0

Elliot J. Smith        21,500        25,887    47,387            0       25,887(15)      25,887          21,500

Estate of
  Howard D. Harlow          0(16)     9,609     9,609(16)        0        9,609(15)(16)   9,609               0(16)

Nicholas Anari              0         1,023     1,023            0        1,023(15)       1,023               0

Cynthia Buckwalter          0           285       285            0          285(15)         285               0

James D. Whitten       23,500(17)       972    24,472            0          972(15)         972          23,500(17)

(1) Assumes all of the Selling Securityholders' shares of Common Stock offered hereby are sold and no additional shares are acquired. If the amount exceeds one percent of the total number of shares of Common Stock outstanding (10,065,108 shares of Common Stock as of September 30, 1996), the percent of class is set forth. Each Selling Securityholder's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days after September 30, 1996 have been exercised.

(2) Represents shares of Common Stock issuable upon exercise of warrants issued by the Company.

(3) Represents shares of Common Stock issued pursuant to the Private Placement Financing and being offered hereby.

(4) Represents shares of Common Stock issuable upon exercise of warrants issued in the Private Placement Financing and being offered hereby.

(5) Shares owned includes 1,500 shares of Common Stock held by George Salley, an affiliate of Franklin Street Investment Company, none of which are offered hereby.

(6) Shares owned includes 18,000 shares of Common Stock held by Ms. Lynn Factor's husband, none of which are offered hereby.

(7) Shares owned includes 10,500 shares of Common Stock held by Mr. Baron's wife, none of which are offered hereby.

(8) Shares owned includes 18,932 shares held by James T.A. Wooder or members of his immediate family and 1,000 shares issuable upon the exercise within 60 days after September 30, 1996 of options held by Mr. Wooder. Mr. Wooder, a director of the Company, is a Vice President of Helix Investments (Canada) Inc., the sole shareholder of Helix (PEI) Inc., which is the sole shareholder of Philippi Investments Ltd.

(9) Shares and Warrant Shares owned includes 198,860 shares of Common Stock held by Mr. Crane jointly with his wife and 1,000 shares issuable upon the exercise of warrants held by Mr. Crane jointly with his wife.

(10) Includes 3,000 shares issuable upon exercise of warrants issued in the Private Placement Financing and 4,396 shares issuable upon exercise of SRP Warrants.

(11) Includes 3,000 shares issuable upon exercise of warrants issued in the Private Placement Financing and 8,213 shares issuable upon exercise of SRP Warrants.

                                     - 16 -

(12) Represents shares of Common Stock issuable upon exercise of the SRP Warrants and being offered hereby.

(13) Represents shares of Common Stock issuable upon exercise of the MFI Warrant and being offered hereby.

(14) These securities are held in the name of Whale for the account of certain equity owners and former equity owners on Whale. Does not include an indeterminate number of shares of Common Stock held in Whale's tradng account.

(15) Represents shares of Common Stock issuable upon exercise of the Whale Warrant and the Underlying Warrants and being offered hereby.

(16) Does not include 7,500 shares of Common Stock owned by the widow of Mr. Harlow and 4,500 shares of Common Stock owned by her IRA.

(17) Represents 1,000 shares of Common Stock owned by Whitten Group, Inc., 1,000 shares of Common Stock held jointly with Mrs. Whitten. 7,500 shares of Common Stock held by Mrs. Whitten, 6,500 shares of Common Stock held by Mr. Whitten's IRA, 4,500 shares of Common Stock held by Mrs. Whitten's IRA, and 3,000 shares of Common Stock held by trusts of which Mr. Whitten is the Trustee. Does not include 10,000 shares of Common Stock and 10,000 Warrant Shares offered hereby held by Frog Hollow Partners, of which Mrs. Whitten is the general partner.

                              PLAN OF DISTRIBUTION

            The Shares may be offered for sale from time to time by the Selling Securityholders to various purchasers, or pledged or hypothecated, or they may be retained. The Selling Securityholders may elect to sell the Shares in negotiated transactions at prices and on terms related to the then-current market price or otherwise, or in market transactions, in each case without the participation of underwriters, brokers or dealers. The Selling Securityholders may also from time to time offer the Shares through brokers, dealers or agents, or with the permission of the Company through underwriters, who may receive underwriting discounts, concessions or commissions from the Selling Securityholders and/or the purchasers for whom they act as agent. In that event, the offers or sales may be made (i) by a block trade in which a broker or dealer, engaged for the purpose, will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (ii) by purchases by a broker or dealer as principal and resale by such broker or dealer for its own account, (iii) by ordinary brokerage transactions or transactions in which the broker solicits purchasers, (iv) with the permission of the Company, in an underwritten transaction, or (v) otherwise. In the event that brokers or dealers are engaged by the Selling Securityholders, such brokers or dealers may arrange for other brokers or dealers to participate. The Company has been advised by the Selling Securityholders that they have not, as of the date hereof, entered into any arrangement with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution of a purchase by a broker-dealer.

            Any Shares which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

            In offering the Shares, the Selling Securityholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Securityholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Securityholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

            The Selling Securityholders have advised the Company that, during such time as they may be engaged in a distribution of the Shares, they will comply with Rules 10b-6 and 10b-7 under the Exchange Act. Rule 10b-6 under the Exchange Act prohibits participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

            The public offering of the Shares by the Selling Securityholders will terminate on the earlier of (a) nine months from the date of this Prospectus, or (b) the date on which all Shares have been sold by the Selling Securityholders. The Company has agreed with the Selling Securityholders to prepare and file with the Commission any amendments or supplements to the Registration Statement and this Prospectus as may be necessary to keep the Registration Statement effective through such offering period.

            The Company will pay certain expenses incidental to the offering and sale of the Shares to the public estimated to be approximately $60,000. The Company will not pay for, among other expenses, selling expenses or underwriting discounts, if applicable.

                                     EXPERTS

            The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of The Panda Project, Inc. for the year ended March 31, 1996 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to The Panda Project, Inc.'s ability to continue as a going concern as described in Note 1 to the financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

            The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than any underwriting discounts and commissions. All these expenses will be paid by the Company.

NATURE OF EXPENSE

SEC Registration fee........................................... $ 5,546
Nasdaq Listing Fee.............................................  14,000
Legal and accounting fees and expenses.........................  35,000*
Miscellaneous..................................................   5,454*
                                                                -------
                                                        TOTAL   $60,000*
                                                                =======

* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS. FLORIDA BUSINESS CORPORATION ACT.

            Section 607.0850(1) of the Florida Business Corporation Act (the "FBCA") provides that a Florida corporation, such as the Registrant, shall have the power to indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action of proceeding, had no reasonable cause to believe his conduct was unlawful.

            Section 607.0850(2) of the FBCA provides that a Florida corporation shall have the power to indemnify any person who is or was a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under Section 607.0850(2) in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

            Section 607.0850 of the FBCA further provides that, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided pursuant to Section 607.0850 is not exclusive; and that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under
Section 607.0850.

            Notwithstanding the foregoing, Section 607.0850 of the FBCA provides that indemnification of advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (c) in the case of a director, a circumstance under which the liability provisions regarding unlawful distributions are applicable; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

            Section 607.0831 of the FBCA provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director, and (b) the director's breach of, or failure to perform, those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (4) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

ARTICLES OF INCORPORATION OF THE REGISTRANT

            The Articles of Incorporation of the Registrant (the "Articles") provide that, to the fullest extent permitted by applicable law, as amended from time to time, the Registrant will indemnify any person who is or was a party or is threatened to be made a party to an action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, officer, employee or agent of the Registrant or serves or served any other enterprise at the request of the Registrant. This indemnification includes the right to advancement of expenses when allowed pursuant to applicable law.

            In addition, the Articles provide that a director of the Registrant shall not be personally liable to the Registrant or its shareholders for monetary damages for breach of the director's fiduciary duty. However, the Articles do not eliminate or limit the liability of a director for any of the following reasons: (i) a breach of the director's duty of loyalty to the Registrant or its shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law; (iii) a violation under Section 607.0834 of the FBCA (which imposes liability upon directors for unlawful distributions); (iv) a transaction from which the director derived an improper personal benefit; or (v) an act or omission occurring before the effective date of the Articles.

INDEMNIFICATION

            The Registrant has entered into or intends to enter into Indemnification Agreements with its directors (collectively, the "Agreements") which provide that each director is entitled to indemnification to the fullest extent permitted by applicable law. Such indemnification will cover all expenses, liabilities, judgments (including punitive and exemplary damages), penalties, fines (including excise taxes relating to employee benefit plans and civil penalties) and amounts paid in settlement which are incurred or imposed upon the director if the director is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding of any kind, whether civil, criminal, administrative or investigative (including actions by or in the right of the Registrant and any preliminary inquiry or claim by any person or authority), by reason of the fact that the director is or was a director, officer, employee or agent of the Registrant or is or was serving at the Registrant's request as a director, officer, employee or agent of another corporation (including a subsidiary), partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof (collectively, the "Covered Matters"). Pursuant to the Agreements, the directors are presumed to be entitled to indemnification irrespective of whether the Covered Matter involves allegations of intentional misconduct, alleged violations of Section 16(b) of the Exchange Act, alleged violations of Section 10(b) of the Exchange Act (including Rule 10b-5 thereunder), breach of the director's fiduciary duties (including duties of loyalty or care) or any other claim.

            In addition to the foregoing, the Company maintains a director an officer liability insurance policy insuring directors and officers of the Registrant against certain liabilities.

ITEM 16. EXHIBITS.

            See the Exhibit Index included immediately preceding the Exhibits to this Registration Statement, which is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

            The Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this Registration Statement.

            (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial BONA FIDE offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


            Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on this 17th day of January, 1997.


                                     THE PANDA PROJECT, INC.

                                     By:            *
                                        -----------------------------
                                        Stanford W. Crane, Jr.
                                        President

*By: /s/ C. DARYL HOLLIS
     -------------------
     C. Daryl Hollis
     Attorney-in-fact

            Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                    TITLE                             DATE
---------                    -----                             ----
         *
-----------------------      Chief Executive Officer,      )   January 17, 1997
Stanford W. Crane, Jr.       President and Director        )
                             (Principal Executive          )
                             Officer)                      )
/s/ C. DARYL HOLLIS                                        )
-----------------------      Executive Vice President      )   January 17, 1997
C. Daryl Hollis              and Chief Financial Officer)
                             (Principal Financial and      )
                             Accounting Officer)           )
         *
-----------------------      Director                      )   January 17, 1997
James T.A. Wooder                                          )
                                                           )

         *
-----------------------      Director                      )   January 17, 1997
Claud L. Gingrich                                          )
                                                           )
         *
-----------------------      Director                      )   January 17, 1997
Rao R. Tummala                                             )

*By: /s/ C. DARYL HOLLIS
     -------------------
     C. Daryl Hollis
     Attorney-in-fact

                                  EXHIBIT INDEX

EXHIBIT                              DESCRIPTION OF EXHIBIT                 PAGE
-------                              ----------------------                 ----

** 3.1   --   Amended and Restated Articles of
              Incorporation of the Company, as amended.......................

   3.2   --   Amended and Restated By-Laws of the
              Company (filed as Exhibit 3.2 to the
              Company's Registration Statement on
              Form SB-2 (File No. 33-76694-A))............................... *

   4.1   --   Specimen Certificate of Common Stock of
              the Company (filed as Exhibit 4.1 to the
              Company's Registration Statement on
              Form SB-2 (File No. 33-76694-A))............................... *

** 5.1   --   Opinion of Holland & Knight....................................

**23.1   --   Consent of Holland & Knight (included in
              Exhibit 5.1)...................................................

  23.2   --   Consent of Price Waterhouse LLP................................

**24.1   --   Power of Attorney..............................................

  99.1   --   Registration Rights Agreement, dated as
              of July, 1996, among the Company and the
              Purchasers named therein (filed as Exhibit
              10.1 to the Registrant's Quarterly Report on
              Form 10-Q for the quarter ended June 30, 1996)................. *

  99.2   --   Warrant Agreement dated May 16, 1994
              between the Company and Whale Securities
              Co., L.P. (filed as Exhibit 4.4 to Amendment No. 1
              to the Company's Registration Statement on
              Form SB-2 (File  No. 33-76694-A)).............................. *

  99.3   --   Form of Warrant issued in Private Placement
              Financing...................................................... *

**99.4   --   Form of SRP Warrant............................................

**99.5   --   License Agreement, dated as of
              August 17, 1996, among Stanford W.
              Crane, Jr., the Company and Sun Precision
              Works, Pvt. Ltd.+...............................................

**99.6   --   Letter Agreement dated as of September 10, 1996
              between the Company and Mallory Factor Inc......................

**99.7   --   Warrant dated September 10, 1996 issued by
              the Company to Mallory Factor...................................

**99.8   --   License Agreement, dated as of August 18, 1996,
              between the Company and Pantronix Corporation+..................

**99.9   --   License Agreement, dated as of September 30,
              1996, among Stanford W. Crane, Jr., the Company
              and LG Cable & Machinery Ltd.+..................................

  99.10  --   Cooperative Agreement, dated October 22, 1996
              between the Company and The United States of
              America, U.S. Air Force, Air Force Materiel
              Command+........................................................

**99.11  --   Reseller Agreement, dated November 1996 between
              the Company and Siemens Nixdorf Information
              Systems, Inc.+..................................................
-----------------
* Incorporated herein by reference.

+ Confidential treatment requested.

**Previously filed.